February 22, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hudson Executive Investment Corp. III (the “Issuer”)
Registration Statement on Form S-1
Filed February 4, 2021, as amended
File No. 333-252744

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of the Issuer that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 23, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the Issuer’s securities registered in connection with the above-reference Registration Statement, as many copies of the proposed preliminary prospectus dated February 18, 2021 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
as Representative of the Several Underwriters

By:	/s/ Raphie Syed
	Name:	Raphie Syed
	Title:	Director

J.P. MORGAN SECURITIES LLC.
as Representative of the Several Underwriters

By:	/s/ Peter Castoro
	Name:	Peter Castoro
	Title:	Vice President

BARCLAYS CAPITAL INC.
as Representative of the Several Underwriters

By:	/s/ Joel Fleck
	Name:	Joel Fleck
	Title:	Managing Director